15047684

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
RECEIVED
MAR 02 2015
Wash., DC
Section

SEC FILE NUMBER
8- 67549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Teachers Financial Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23441 South Pointe Drive, Ste. 150
(No. and Street)

Laguna Hills (City) CA (State) 92653 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Ferraro 949-598-7082
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

14220 Park Row, Ste. 831 (Address) Houston (City) TX (State) 77084 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Ferraro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Teachers Financial Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Robert O. Ferraro
Signature

President
Title

C.M. Carlson
Notary Public

C. M. CARLSON
COMM. #1971323
Notary Public-California
ORANGE COUNTY
My Comm. Exp. MAR 5, 2016

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of Orange,)

On Feb 22, 2015 before me, C. M. Carlson
(insert name and title of the officer)

personally appeared Robert D. Ferraro,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

C. M. CARLSON
COMM #1971323
Notary Public-California
ORANGE COUNTY
My Comm. Exp. MAR 5, 2016
ESI1

Signature C. M. Carlson (Seal)

Teachers Financial Investment Corporation

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditors Report Thereon and Supplemental Report on Internal Controls

For the Year-Ended December 31, 2014

Table of Contents

Nathan T. Tuttle, CPA

14220 Park Row, Suite 831
Houston, Texas 77084

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
and Shareholders of
Teacher Financial Investment Corporation

I have audited the accompanying statement of financial condition of Teacher Financial Investment Corporation (the "Company") as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that that the audit evidence that I obtained is sufficient and appropriate to provide a reasonable basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, Texas
February 18, 2015

Certified Public Accountant

Teachers Financial Investment Corporation

Financial Statements

Statement of Financial Condition
As of December 31, 2014

ASSETS	
Cash and Cash Equivalents	11,768
Prepaid Expenses	1,394
Commissions Receivable	3,265
Total Current Assets	$ 16,427
Total Assets	$ 16,427
LIABILITIES	
Accounts Payable and Accrued Expenses	-
Commissions Payable	518
Total Current Liabilities	$ 518
Stockholders' Equity	
Common stock, no par value; 10,000,000 shares authorized; 5,000,500 shares issued and outstanding	78,423
Retained Deficit	(64,101)
Net Loss	1,587
Total Stockholders' Equity	15,909
Total Liabilities and Stockholders' Equity	$ 16,427

Teachers Financial Investment Corporation

Financial Statements

Statement of Operations
As of December 31, 2014

Revenue	
Commission Income	$ 20,668
Expenses	
Commission Expenses	1,963
Professional Fees	10,585
Other General and Administrative	6,536
Total Expenses	19,084
Income from Operations	1,584
Other Income:	
Interest Income	3
Net Income	$ 1,587

Teachers Financial Investment Corporation

Financial Statements

Statement of Cash Flow
As of December 31, 2014

Cash flow from Operating Activities:		
Net Income		$ 1,587
Adjustments to Reconcile Net Loss to		
Net Cash Provided by Operating Activities:		
(Increase) Decrease in Assets:		
Prepaid Expenses	255	
Commissions Receivable	(301)	
Increase (Decrease) in Liabilities:		
Accounts Payable and Accrued Expenses		
Commissions Payable	81	
Total Adjustments		35
Net Cash Generated by Operating Activities		1,622
Cash Flow from Financing Activities:		
Capital Distributions		
Capital Contributions	0	
Net Cash Used by Operating Activities		0
Net Increase in Cash		1,622
Cash at Beginning of Year		10,146
Cash at End of Year		$ 11,768
Supplemental Disclosure of Cash Flow Information:		
Cash Paid During the Year for:		
Interest	$ -	
Income Taxes	$ -	800

Teachers Financial Investment Corporation

Financial Statements

Statement of Changes in Ownership Equity
As of December 31, 2014

	Common Stock no par value		Contributed	Retained	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2013	5,000,500	$ -	$ 78,422	$ (64,101)	$ 14,321
Capital Contribution				0	$ 0
Net Loss				1,587	$ 1,587
Balance, December 31, 2014	5,000,500	$ -	$ 78,422	$ (62,514)	$ 15,908

The accompanying notes are an integral part of these financial statements.

Teachers Financial Investment Corporation
Financial Statements

Statement of Changes in Subordinated Liabilities
As of December 31, 2014

Balance of Subordinated Claims at January 1, 2013		$ -
Additions	$ -	
Subtractions	$ -	
Balance of Subordinated Claims at December 31, 2013		$ -

NOTE 1 – GENERAL

Teachers Financial Investment Corporation (the "Company") was incorporated on August 2, 2006. The Company's business is based on assisting the teaching community with its 403(b) TSA and other investment needs. The Company was registered as a broker-dealer under the Securities and Exchange Act of 1934 on August 3, 2007. The Company commenced security transactions in October 2007.

The Company is registered with the Securities and Exchange Commission (the "Commission") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934, as the Company is the Company shall maintain a "Special Account for the Exclusive Benefit of customers"), and does not hold funds or securities for, or owe money or securities to, customers. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

The Company, like other securities firms, is directly affected by general economic market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the Company statement of financial condition as well as its liquidity.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risks, Uncertainties and Concentrations

Net Capital Requirements

The Company must maintain, at all times, minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital of less than 15 to 1, as defined under Commission Rule 15c3-1, "Net Capital Requirements for Broker Dealers." As of December 31, 2014, the Company had net capital of $11,250, which was $6,250 in excess of the required minimum net capital, and had a ratio of aggregate indebtedness to net capital of 4.60% as of December 31, 2014.

Cash

At times, the Company may maintain cash balances in excess of the Federal Deposit Insurance Corporation ("FDIC") and Securities Investor Protection Corporation ("SIPC") limits per customer per financial institution, respectively. At December 31, 2014, the Company has no cash balance that was in excess of the FDIC and SIPC limits, respectively.

Customers

Five customers accounted for all of the Company's revenues in 2014, including three customers accounting for approximately 95% of the Company's revenues.

Cash Equivalent

The Company considers all highly liquid investments with original maturities of three months or less when purchased, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates affect the reported amounts of revenues and expenses during the reporting period.

Revenue Recognition

Commission income is related to mutual fund and variable annuity and is recorded upon the close of the related transaction.

Liquidity and Risks

The Company has a limited operating history and relies on a small group of customers for all of its operating cash flow.

The Company's continued operational success is dependent on, among other factors, the Company's ability to continue to generate adequate cash flows from operations to fund its operations.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

In accordance with Accounting Standard Codification 350, Goodwill and Other ("ASC 350") formerly Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"), goodwill is defined as the excess of the purchase price over the fair value assigned to individual assets acquired and liabilities assumed and is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the Company's fourth fiscal quarter or more frequently if indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company's reporting units with each respective reporting unit's carrying amount, including goodwill. The fair value of reporting units is generally determined using the income approach. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the second step of the goodwill impairment test is performed to determine the amount of any impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. In accordance with ASC 350, no amortization is recorded for goodwill with indefinite useful life.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Indemnities and Guarantees

During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying financial statements.

NOTE 4 - SUBSEQUENT EVENTS

Management's evaluation of estimates, assumptions, and subsequent events considered in the preparation of these financial statements is limited to information readily available as of February 23, 2014, the date that the financial statements were available to be issued. There were no transactions or events that required disclosure as subsequent events.

Teachers Financial Investment Corporation

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Computation of Net Capital

Total Stockholder's Equity		$15,909
Non-Allowable Assets		
Prepaid Expenses	$ 1,394	
Commission Receivable	$ 3,265	
Total Non-Allowable Assets		$ 4,659
Haircuts on Securities Positions	$ -	
Undue Concentration Charges	$ -	
Total Securities Charges		$ -
Net Allowable Capital		$ 11,250

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 35
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 6,250

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$518
Percentage of Aggregate Indebtedness to Net Capital	4.60%

Reconciliation of Computation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of	December 31, 2014	$ 11,250
Adjustments		
Change in Equity		$ -
Change in Non-Allowable Assets		$ -
Change in Securities Charges		$ -
Net Capital per Audit		$ 11,250
Reconciled Difference		$ -

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $11,250 which was $6,250 in excess of its required net capital of $5,000. The Company's net capital ratio was 4.60%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate it's net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no materials inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); the Company shall maintain a "Special Account for the Exclusive Benefit of customers"

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation Requirement

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Teachers Financial Investment Corporation

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

TEACHERS FINANCIAL INVESTMENT CORPORATION

January 1, 2015

SEA 15c3-3 Exemption Report

I, Robert D. Ferraro, President of Teachers Financial Investment Corporation, represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;
2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) from January 1, 2014 through the remainder of the fiscal year ending December 31, 2014 without exception; and
3. There were no exceptions during January 1, 2014 through December 31, 2014 in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

Robert D. Ferraro
President
Teachers Financial Investment Corporation

23441 SOUTH POINTE DRIVE SUITE 150
LAGUNA HILLS, CA 92653-1551 (949) 598-7080
MEMBER FINRA/SIPC

NT Tuttle, CPA

14220 Park Row
Suite 831
Houston, TX 77084

Off: (713) 256-1084
Fax: (832) 426-5786
tuttnat@yahoo.com

EXEMPTION REVIEW REPORT

February 18, 2015

Robert Ferraro
Teachers Financial Investment Corporation
23441South Pointe Drive
Suite 150
Laguna Hill, CA 92653

Dear Mr. Ferraro:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Teachers Financial Investment Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Teachers Financial Investment Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) "will not hold customer funds or safe-keep customer securities." Teachers Financial Investment Corporation stated that Teachers Financial Investment Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Teachers Financial Investment Corporation's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Teachers Financial Investment Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
February 18, 2015